Michael H. Bison 617.570.1933 mbison@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

VIA EDGAR AND OVERNIGHT COURIER

September 22, 2009

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention:  Mr. H. Christopher Owings

Re:	athenahealth, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 24, 2009
File No. 001-33689

Ladies and Gentlemen:

This letter is being furnished on behalf of athenahealth, Inc. (the “Company”) in response to comments contained in the letter dated September 8, 2009 (the “Letter”), from H. Christopher Owings of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jonathan Bush, Chief Executive Officer, President and Chairman of the Company, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008 (the “Annual Report”), that was filed with the Commission on March 2, 2009, and the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) that was filed with the Commission on April 24, 2009.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized, and all page references in the Company’s response are to the Annual Report or Proxy Statement, as indicated.  Copies of this letter will also be provided to Lilyanna L. Peyser and Mara Ransom of the Commission.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

United States Securities and Exchange Commission
September 22, 2009

Annual Report on Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Liquidity and Capital Resources, page 61

1.           You state in your risk factors that the “current economic situation” could cause a decrease in client revenue and that your recent revenue growth is not a guarantee of your future performance “especially in light of current economic conditions.”  Item 303(A)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources.  Given recent trends and conditions in the economic environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, with a view to discussing whether you expect to be able to sustain increases in revenues from business services by continuing to grow the number of physicians using your services.

RESPONSE:  The Company acknowledges the Staff’s comment and confirms that in future filings it will include in its liquidity and capital resources discussion ~~of~~ any “known trends” that “will result in or that are reasonably likely to result in [the Company’s] liquidity increasing or decreasing in any material way” [per Item 303(a)(1) of Regulation S-K] and any “known material trend, favorable or unfavorable, in [the Company’s] capital resources” [per Item 303(a)(2) of Regulation S-K].

The Company advises the Staff that, at the time it made its liquidity and capital resources disclosure in the Annual Report, management determined that uncertainty regarding the current economic environment did not rise to the level of a “known trend” that was “reasonably likely” to impact the Company’s liquidity or capital resources.  Rather, the economic environment was identified in the Annual Report as one potential factor, among several others, that ought to be considered by investors in assessing the Company’s financial performance in future quarters.  In other words, it was management’s determination that the current economic environment constituted a potential risk which could potentially have an adverse impact on the Company’s business, but not a “known trend” that was “reasonably likely” to have an adverse impact on the Company’s liquidity or capital resources.

The Company advises the Staff that when it made this determination there was limited information available to it regarding the potential impact of the recession on its business.  Although management did not expect a significant impact on the Company’s business, in light of the breadth and depth of the recessionary environment, in particular the increase in unemployment rates (which had the potential to result in the loss of insurance for some patients, which in turn had the potential to impact collections for the Company’s physician customers), the Company determined that it was appropriate to include related Risk Factor disclosure in the Annual Report.  The Company advises the Staff that, to date, it has not identified any material impact on the Company’s business as a result of the above-described factors.

United States Securities and Exchange Commission
September 22, 2009

The Company respectfully notes that it has strived to address known trends, however.  As noted on page 63 of the Annual Report, the Company disclosed that it “may increase [its] capital expenditures consistent with [its] anticipated growth in infrastructure and personnel and as [the Company] expand[s its] national presence”, which may in turn require that the Company raise additional capital in the future.  That is, the Company disclosed the impact of potential expenditures beyond that currently contemplated but consistent with its known trend towards expansion.  It should be noted that throughout MD&A the Company has disclosed its current plans to fund such expansion.  See pages 48 and 49 of the Annual Report regarding anticipated increased operating and selling and marketing expense.

The Company advises the Staff that, as disclosed on pages 62 and 63 of the Annual Report, management continues to believe that it will have sufficient capital to fund its business and meet contractual obligations for the next twelve months, notwithstanding its current plans for expansion and expenditures related thereto.  The Company confirms to the Staff that in future filings it will disclose whether any known trends, including the current recessionary environment to the extent applicable, are likely to have an impact on the Company’s liquidity and capital resources.

Exhibits

2.           With your next periodic report, please file complete copies of your material agreements filed as exhibits, including all exhibits, attachments and schedules to these agreements.  As an example only, we note that you have not filed the exhibits and schedules to your Credit Agreement listed as Exhibit 10.24 in your exhibit index.  See Item 601(b)(10) of Regulation S-K.

RESPONSE:  The Company acknowledges the Staff’s comment and confirms that in its next Quarterly Report on Form 10-Q it will file complete copies of any material agreement that did not include all exhibits, attachments or schedules when first filed.

3.           Please correct the filing date of the Form 10-Q identified in footnote (vi) of the exhibit index.

RESPONSE:  The Company acknowledges the Staff’s comment and confirms that in its next Annual Report on Form 10-K it will correct in the Exhibit Index the filing date of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, which was filed on November 7, 2008 (and not November 17, 2008).

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 20

Determination of Executive Compensation Awards, page 22

4.           Please revise your disclosure to explain why the compensation committee determined to pay your named executive officers at the 60th percentile of the Axiom market survey results for base salary compensation, at the 60th percentile for the Axiom market survey results for total cash compensation for achievement of pre-defined performance objectives, and at the 75th percentile of the Axiom market survey results for total cash compensation for superior achievement in excess of these pre-defined objectives.

United States Securities and Exchange Commission
September 22, 2009

RESPONSE:  The Company acknowledges the Staff’s comment and confirms that in future filings it will further clarify the basis for the Compensation Committee’s reference to percentile rankings in making compensation decisions.

The Company advises the Staff that for 2008, the Compensation Committee aimed to pay named executive officers base salary and total cash compensation for achievement of pre-defined performance objectives at the 60th percentile of the Axiom market survey results because the Committee concluded that in order to attract, retain and motivate highly qualified executives it was desirable to compensate such persons at levels slightly beyond the 50th percentile.  The Compensation Committee further concluded that, as between base salary and total cash compensation for pre-defined performance objectives on the one hand, and base salary and total cash compensation for superior performance, (i.e., in excess of pre-defined performance objectives) on the other hand, superior performance should be rewarded with superior compensation (in this year, the 75th percentile of the Axiom market survey results).  These metrics take into account a highly competitive marketplace for qualified executives in the Company’s industry and are intended to align compensation decisions with the key compensation principles identified on page 21 of the Proxy Statement.   That is, the Compensation Committee seeks to construct a compensation structure that is fair relative to compensation paid at similarly situated companies, but skewed slightly higher than the median so as to ideally attract highly qualified talent in a highly competitive environment.  The Compensation Committee further seeks to attract and incentivize superior performers by compensating at even higher levels of compensation for superior performance, but recognizes that, in the absence of superior performance in a particular fiscal year, compensation at the outer end of industry norms may not be necessary or appropriate.

As stated above, the Company advises the Staff that in future filings it will make more explicit the basis for its use of such percentile rankings in making compensation decisions.  By way of illustration, in future filings the Company’s disclosure regarding percentile rankings may take the following form:

In general, our compensation committee seeks to attract, retain and motivate superior performers, but recognizes that, in the absence of superior performance in a particular fiscal year, compensation at the outer end of industry norms may not be necessary or appropriate.  In determining [YEAR] compensation, our compensation committee sought to construct a compensation structure that was fair relative to compensation paid at similarly situated companies, but skewed slightly higher than industry norms so as to attract highly qualified personnel in a competitive employment environment.  Specifically, in [YEAR] the compensation committee aimed to pay our NEOs at the 60th percentile of the Axiom market survey results for base salary compensation and at the 60th percentile for total cash compensation (i.e., base salary plus cash incentives awards) for achievement of pre-defined performance objectives.  However, in order to provide additional incentive to attract, retain, and motivate superior performers, the compensation committee aimed to pay our NEOs at the 75th percentile for total cash compensation for superior achievement in excess of these pre-defined objectives.  For NEOs other than our Chief Executive Officer, the pre-defined performance objectives were established in the form of scorecards based on corporate and similar metrics, and, in the case of our Chief Executive Officer, in the form of specified financial targets (each as described in more detail below). For [YEAR], the compensation committee met or exceeded the percentile objective for base salary for most NEOs and met or exceeded the percentile objective for all NEOs with respect to total cash compensation.

United States Securities and Exchange Commission
September 22, 2009

Cash Incentives (sic) Awards, page 24

2008 Awards, page 24

5.           We note your indication that you have not disclosed all of your specific performance measures and targets with respect to your Corporate and Growth Scorecards because you believe that such disclosure would result in serious competitive harm.  Please provide us on a supplemental basis a detailed explanation for this conclusion.  See instruction 4 to Item 402(b) of the Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

RESPONSE:  As discussed with Ms. Peyser, the Company respectfully advises the Staff that the disclosure regarding the Corporate and Growth Scorecards for the fiscal year ended December 2008 is consistent with the Scorecard disclosure included in its Registration Statement on Form S-1 (File No. 333-143998), which was extensively reviewed by the Staff in connection with the Company’s initial public offering.  In connection with this review, the Company disclosed to the Staff in ~~great~~ detail its rationale for not disclosing specific performance metrics other than financial metrics that were ~~that are~~ disclosed in or derived from the Company’s financial statements.  The Company would be pleased to provide the Staff with copies of the relevant correspondence on a supplemental basis.

The Company advises the Staff that for 2008, consistent with its prior disclosures reviewed by the Staff, it has disclosed those specific financial metrics for 2008 that are disclosed in or derived from the Company’s financial statements.  The Company further advises the Staff that, as in prior years, disclosure of specific performance targets for each other metric included in the corporate scorecard and the financial scorecard would result in the disclosure of confidential trade secrets or confidential commercial information, the disclosure of which would result in competitive harm for the Company.  More specifically, the Company advises the Staff that disclosure of the performance targets for each metric would result in competitive harm for the following reasons:

•	Competitors of the Company would use the data in sales pitches to our current and potential clients to the Company’s disadvantage; or

•	Competitors of the Company would use the data to reverse engineer the methods and processes we utilize to perform our services.

Disclosure of these metrics and the corresponding targets would also allow competitors to present the data to current or potential clients in a manner that may be inconsistent with their use in other contexts.

United States Securities and Exchange Commission
September 22, 2009

Adjusted Net Income Scorecard, page 26

6.           Please revise to disclose the ultimate GAAP net income amount that you based the bonus issuance upon after you made the adjustments you disclose.

RESPONSE:  The Company acknowledges the Staff’s comment and confirms that in future filings it will further clarify its disclosure regarding GAAP and non-GAAP measures used to determine executive compensation, to the extent required pursuant to Item 402(b) of Regulation S-K.

The Company advises the Staff that in future filings such disclosure is expected to be revised consistent with the following.

Adjusted Net Income Scorecard.  Our Chief Executive Officer’s 2008 bonus was based primarily on the GAAP net income of the Company for 2008, excluding Employee Stock Purchase Plan and stock option plan expenses (“Adjusted Net Income”), which was $34.429 million. This goal was based on the compensation committee’s interest in linking Mr. Bush’s annual cash incentive compensation directly to our profitability. In reviewing Adjusted Net Income following the close of the 2008 fiscal year, the compensation committee agreed to (1) exclude an extraordinary tax item realized in the fourth quarter, (2) add the amount of a loss due to an interest rate swap entered into with Bank of America, N.A. to hedge interest rate risk under certain loans, and (3) add the expense associated with higher-than-budgeted sales compensation related to higher-than-planned bookings, resulting in an additionally adjusted net income metric of $20.175 million.  The compensation committee agreed that these changes were appropriate to account for the financial implications of reasonable business dynamics not anticipated when the target was set. Based on the foregoing, the compensation committee approved Mr. Bush’s bonus of $358,693. He was also granted a stock option to purchase 60,000 shares of Common Stock, which option was priced at fair market value on March 2, 2009.

Related Person Transactions, page 46

Policies for Approval of Related Person Transactions, page 46

7.           You state that transactions with related persons must be approved by your audit committee or another group of directors; you also state that transactions with related persons may be entered into if the Chief Financial Officer confirms that no further approvals are necessary in order to enter into the transactions.  Please clarify your disclosure to indicate who must approve a related person transaction before it is entered into and why the audit committee versus the Board of Directors might be required to approve a transaction, the types of approvals considered by the Chief Financial Officer when determining whether a related person transaction may be entered into, and the standards and criteria that are considered when determining whether to approve a related person transaction.  Refer to Item 404(b) of Regulation S-K.

RESPONSE:  The Company acknowledges the Staff’s comment and confirms that in future filings it will further clarify its disclosure regarding its written policy concerning related party transactions.

United States Securities and Exchange Commission
September 22, 2009

The Company advises the Staff that in future filings such disclosure is expected to be revised as follows, subject to future modification of the policy.

Policies for Approval of Related Person Transactions

Our Board of Directors has adopted a written policy that sets forth the policies and procedures to review and approve transactions, contracts, or other legal or business arrangements with directors, director nominees, executive officers, holders of more than five percent of our voting securities, and the immediate family members of any of these persons, each of which we refer to as a “related person.” Our Board of Directors determined that our audit committee should administer the policy, since the audit committee also acts as our qualified legal compliance committee and as such oversees our regulatory compliance programs and procedures.  Any amendments, modifications or supplements to the policy are subject to final approval by our Board of Directors, upon recommendation of our audit committee.

Our policy requires that we create a list of related persons and all entities in which a related person is an employee, acts as a director or executive officer, or holds more than five percent of ownership interest, each such entity we refer to as a “related person affiliate.” The list is updated at least annually and is maintained by our Chief Financial Officer.  The list is made available, at the direction of our Chief Financial Officer, to appropriate regulatory, marketing and operations (including finance) employees and executives who are involved with and/or familiar with the transactions, contracts or other legal or business arrangements that the Company has entered into or proposes to enter into from time to time with third parties.  These personnel then cross-check the parties involved in any such transactions against the related person transaction list.  If it is determined that we have entered into or are proposing to enter into any transaction or arrangement (including any modification or addition to an existing contract or arrangement) with a related person or related person affiliate, our Chief Financial Officer is notified.

Once notified, our Chief Financial Officer, together with legal counsel, will review the appropriate NASDAQ rules, SEC rules, our corporate governance guidelines and any other applicable rules and determine whether the contemplated transaction or arrangement requires the review and/or approval of the Board of Directors or any committee thereof. For example, under applicable NASDAQ Marketplace Rules, transactions between us and such persons in excess of $120,000 must be reviewed by our audit committee or another independent body of our Board of Directors.  In addition, our compensation committee charter and corporate governance guidelines require that compensation arrangements with our executive officers be approved by our compensation committee.  No transaction or arrangement with a related person or related person affiliate may be entered into unless the Chief Financial Officer has either (i) specifically confirmed that no further review or approval is necessary as described above or (ii) specifically confirmed that all requisite reviews and approvals necessary to enter into such transaction or arrangement have been obtained.

The policy is intended to indentify related person transactions prior to their consummation.  However, if for any reason we enter into a transaction or arrangement without recognizing that such transaction or arrangement constituted a related party transaction, our Chief Financial Officer is notified.  The procedure described above is then followed in order to determine whether (i) further review and ratification is necessary as described above or (ii) all requisite reviews and approvals necessary to enter into such transaction or arrangement have been obtained.

In the event that our Chief Financial Officer determines that our Board of Directors or an independent committee thereof is required to review and/or approve (or ratify) a transaction as described above, such transaction will be presented to the Board of Directors or appropriate committee, as the case may be, for review and approval.  In the absence of any specific legal requirement that such transaction be reviewed or approved by the Board or a specific committee, it is expected that in most circumstances the transaction will be submitted to our audit committee.

United States Securities and Exchange Commission
September 22, 2009

In considering any related person transactions, our directors consider the facts and circumstances regarding such transaction, including, among other things, the amounts involved, the relationship of the related person with our company and the terms that would be available in a similar transaction with an unaffiliated third~~-~~party.  The directors also consider their fiduciary duties, our company’s obligations under applicable securities law, including disclosure obligations and director independence rules, and other applicable law in evaluating any related person transaction.

Investment, page 47

8.           We note that you invested in a newly formed corporation of which two of your directors are members of the board, in which one of your directors invests and in which one of you major stockholders invests.  In your next periodic report, please file as an exhibit any agreement(s) evidencing this related party transaction or tell us why you believe you are not required to do so.  Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:  The Company respectfully advises the Staff that it has considered Item 601(b)(10) of Regulation S-K each time it has purchased securities from this other company and believes that the agreements evidencing the investment are not material to the Company.  Therefore, the Company does not believe it is required to file these agreements.

In April 2008 and November 2008, the Company purchased an aggregate of $550,000 of equity securities from an early~~-~~stage venture-capital-backed company.  The Company invested alongside other venture capital investors on the same terms and conditions as these other investors.  In the Company’s judgment, the terms and conditions of its investment were customary for an investment in an early~~-~~stage venture-capital-backed company.  The Company’s net cash used by investing activities was $78.6 million for the year ended December 31, 2008.  Thus, this investment represented less than 0.01% of its investing activities for the year ended December 31, 2008.  The Company purchased an additional $550,000 of equity securities from this other company in August 2009, subsequent to filing the Proxy Statement.  As a result, the Company’s aggregate investment currently represents approximately 7.2% of the equity interests of the other company on a fully~~-~~diluted basis.

Other than in connection with its passive equity investment, the Company has no contractual relationship with this other company. If for any reason the Company determines at a later date that the investment becomes material to the Company, it will disclose the relevant agreement(s) evidencing that investment in its periodic reports.

*          *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

United States Securities and Exchange Commission
September 22, 2009

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (617) 570-1933.

Sincerely,

Michael H. Bison

cc:	Daniel Orenstein, Esq. (athenahealth, Inc.)
Christopher Martin, Esq. (athenahealth, Inc.)
Joseph C. Theis, Esq. (Goodwin Procter LLP)
Matthew A. Bloomer, Esq. (Goodwin Procter LLP)